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        September 26, 2023

VIA EDGAR

Mr. Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE: Ultra Series Fund (the “Trust”)
(Registration Nos: 002-87775 and 811-04815)

Dear Mr. Worthington:

The purpose of this letter is to respond to oral comments provided by you on September 21, 2023, on behalf of the staff of the Securities and Exchange Commission, regarding the Trust’s Preliminary Proxy Statements filed on September 12, 2023. Contemporaneously with the filing of this response letter, the Trust is filing a Definitive Proxy Statement which incorporates the Trust’s responses to the staff comments. A summary of the staff’s comments, along with the Trust’s responses, are set forth below. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Definitive Proxy Statements.

USF Target Date and Non-Target Date Funds Proxy Statements

1.    Staff Comment: The Questions and Answers section contains the question “Why am I being asked to approve the appointment of an interested trustee to the Board of Trustees?” Please clarify the part of the answer that states: “to give the Board flexibility to add new trustees to the Board in the future”.

Response: The requested revision has been made.

2.    Staff Comment: Please include an explanation in the Question and Answer section of the consequences in the event one or both proposals is not approved by shareholders.

Response: The requested revision has been made.

3.    Staff Comment: The cover of the Preliminary Proxy Statement states: “For a free copy of the Funds’ Annual Report to Shareholders for the fiscal year ended
OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

December 31, 2022, or the most recent Semi-Annual Report for the six-months ended June 30, 2023, please contact the Trust via telephone, toll-free at 1-800-767-0300.” Please (i) add contact information (name and address) if requesting these documents by mail, and (ii) make this sentence more prominent (capitalize or bold it).

Response: The requested revisions have been made.

4.    Staff Comment: Under Proposal 1, in the “Approval of New Advisory Agreement” section, under the “Background” subheading, please explain that Mr. Burgess is not a member of the Board of Trustees of the Trust, nor is he an officer of the Trust.

Response: The requested revision has been made.

5.    Staff Comment: Please confirm that the Trust will comply with the Section 15(f) safe harbor. Alternatively, please explain what the Adviser is doing to comply with its fiduciary duty in connection with the Transaction. Please provide your answer supplementally.

Response: The Adviser has determined that the safe harbor is not necessary with respect to this Transaction, but has agreed to voluntarily comply with the “no unfair burden” provision of the safe harbor by agreeing to pay all Fund expenses associated with the change of control, including those related to proxy solicitation, and to limit Fund expenses, excluding brokerage costs, acquired fund fees and expenses and certain extraordinary expenses, to the amounts stated in the Trust’s current registration statement for a period of two (2) years following the close of the Transaction. Additionally, the Board of Trustees of the Trust plans to select and appoint another Independent Trustee, at which point the Trust will be in compliance with the “governance” provision of the safe harbor. Ideally, the Board would like to have the new Independent Trustee seated during the first half of 2024, but in any event, no later than the end of the calendar year.

6.    Staff Comment: In the first paragraph of the section titled “Comparison of New Advisory Agreement and Existing Advisory Agreement,” please delete the sentence that states: “The description of the New Advisory Agreement is qualified in its entirety by reference to Exhibit A.” The disclosure regarding the comparison should stand on its own.

Response: The requested revision has been made.

7.    Staff Comment: Under Proposal 2, in the “Introduction” section, there is discussion of the resignation of Mr. Lefurgey from the Board and the appointment of Ms. Friedow. Please confirm supplementally that Ms. Friedow will not be seated on the Board until Mr. Lefurgey resigns.

Response: The Trust confirms that Ms. Friedow will not be seated on the Board until Mr. Lefurgey resigns.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

8.    Staff Comment: In the “Additional Information” section, under the “Voting Information” subsection, there is a statement that CMFG Life may, under certain circumstances, disregard voting instructions received from beneficial owners. Please explain supplementally the circumstances under which CMFG Life may disregard voting instructions.

Response: CMFG Life may, if required by state insurance regulations, disregard voting instructions which would require shares to be voted for a change in the sub-classification or investment objectives of a Fund, or to approve or disapprove an investment advisory agreement for a Fund. CMFG Life may also disregard voting instructions that would require changes in the investment policy or investment adviser for a Fund, provided that CMFG Life reasonably determines to take this action in accordance with applicable federal law. If CMFG Life were to disregard voting instructions, they would be required to include a summary of the action and reasons therefor in the next annual report to contract owners. As stated in the Proxy Statement, CMFG Life does not believe that circumstances exist with respect to the matters currently before shareholders that would cause CMFG Life to disregard voting instructions.

9.    Staff Comment: In the “Additional Information” section, under the “Voting Information” subsection, under the subheading “Abstentions and Broker Non-Votes,” please revise the first sentence to state that broker non-votes will be treated as not present for purposes of the determination of quorum.

Response: As discussed with Mr. Parachkevov on September 22nd, we will not be making this revision, since the current disclosure is accurate. The reason is that we have both a routine and a non-routine matter up for approval, which changes the analysis.

USF Target Date Funds Proxy Statement Only

1.    Staff Comment: In the section titled “Comparison of New Advisory Agreement and Existing Advisory Agreement,” under the subheading “Other Activities of Adviser”, please elaborate on the last sentence, which states: “These provisions are not contained in the New Advisory Agreement because these types of transactions are already subject to the requirements of the 1940 Act and the rules thereunder, which may change from time to time, making the provision in the agreement obsolete.”

Response: The requested revision has been made.

USF Non-Target Date Funds Proxy Statement Only

1.    Staff Comment: Under Proposal 1, please explain that the investment management and administrative services provided by the Adviser under the New Management Agreement are identical to the investment management and administrative services provided by the Adviser under the Existing Management Agreement.

Response: The requested revision has been made.

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.

* * * * * *

On behalf of the Trust, we believe the Definitive Proxy Statement is responsive to the staff comments. If you have additional questions, please do not hesitate to contact me directly at (608) 284-2226.
Very truly yours,

GODFREY & KAHN, S.C.

                            /s/ Pamela M. Krill

Pamela M. Krill

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WISCONSIN AND WASHINGTON, D.C.
GODFREY & KAHN, S.C. IS A MEMBER OF TERRALEX®, A WORLDWIDE NETWORK OF INDEPENDENT LAW FIRMS.